UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

January 17, 2012

Commission File Number: 333-171863

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

(Translation of registrant’s name into English)

Cumberland House, 9th Floor

One Victoria Street, Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On January 17, 2012, Stratus Technologies Bermuda Holdings Ltd. (the “Company”) issued a press release announcing its financial results for the thirteen and thirty-nine weeks ended November 27, 2011. A copy of the press release is attached as Exhibit 1 hereto.

Exhibits

Exhibit No.	Description

1	Press Release, dated January 17, 2012, issued by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.
(Registrant)

Date: January 17, 2012	By:	/s/ Robert C. Laufer
		Name:	Robert C. Laufer
		Title:	Vice President and Treasurer